Exhibit 4.1

AMENDMENT TO G-III APPAREL GROUP, LTD.
2005 STOCK INCENTIVE PLAN

WHEREAS, G-III Apparel Group, Ltd. (the ‘‘Company’’) has heretofore adopted the G-III Apparel Group, Ltd. 2005 Stock Incentive Plan (the ‘‘Plan’’);

WHEREAS, on April 19, 2007 the Board of Directors of the Company approved an amendment (the ‘‘Amendment’’) to the Plan primarily to increase the number of shares available for issuance under the Plan subject to shareholder approval; and

WHEREAS, on June 7, 2007 a majority of the shareholders of the Company approved the Amendment;

NOW THEREFORE, the Section 3 of Plan is hereby amended to read in its entirety as follows:

3.    Available Shares.    Subject to the provisions of Section 9, the Company may issue a total of 1,449,771 shares of Common Stock pursuant to the Plan; provided that, on each January 31st during the term of the Plan, without further action by the Board or the Company’s stockholders, the total number of shares of Common Stock available for issuance pursuant to the Plan shall be automatically increased (but not decreased) to the nearest whole number of shares (with .05 shares being rounded-up) equal to six percent (6%) of the total number of issued and outstanding shares of Common Stock on each such date (excluding any shares held in treasury). Notwithstanding the preceding sentence, subject to the provisions of Section 9, in no event may more than 540,000 shares of Common Stock be issued pursuant to the exercise of ISOs granted under the Plan. In determining the number of shares available for issuance pursuant to the Plan at any time, the following shares shall be deemed not to have been issued (and shall remain available for issuance) pursuant to the Plan: (a)shares subject to an award that is forfeited, canceled, terminated or settled in cash; (b) shares repurchased by the Company from the recipient of an award for not more than the original purchase price of such shares or forfeited to the Company by the recipient of an award; and (c) shares withheld or tendered by the recipient of an award as payment of the exercise or purchase price under an award or the tax withholding obligations associated with an award. Such shares may be either authorized and unissued or held by the Company in its treasury. No fractional shares of Common Stock may be issued under the Plan.